Exhibit 21

Subsidiaries of Registrant

Subsidiary	State of Jurisdiction	Business Name

Enterprise Bank and Trust Company*	Massachusetts	same

Enterprise Investment Services LLC**	Delaware	Enterprise Investment Services

Enterprise Insurance Services LLC**	Delaware	Enterprise Investment Services

Enterprise (MA) Capital Trust I*	Delaware	same

*                 Direct subsidiary of Enterprise Bancorp, Inc.

**          Direct subsidiary of Enterprise Bank and Trust Company